Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No: 001-35255

NEWS RELEASE Investor Contacts C&J Energy Services, Inc. investors@cjenergy.com (713) 260-9986

C&J Energy Services Announces Filing of Definitive Proxy Statement and

Date of Special Meeting of Stockholders to Approve Pending Transaction with Nabors

HOUSTON – February 17, 2015—C&J Energy Services, Inc. (NYSE: CJES) (“C&J”) today announced that on Friday, February 13, 2015 the Company filed its definitive proxy statement with the U.S. Securities and Exchange Commission (the “SEC”) regarding the proposed combination (the “Pending Transaction”) of C&J with the completion and production services business of Nabors Industries Ltd. (“Nabors”) (NYSE: NBR). C&J also announced that it has set the date of its special meeting of stockholders to consider and vote on, among other things, a proposal to approve the Pending Transaction.

The special meeting of stockholders will be held at 9:00 am Central Time on Friday, March 20, 2015, at C&J’s headquarters located at 3990 Rogerdale, Houston, Texas 77042. C&J stockholders of record as of the close of business on January 30, 2015, the “record date” for purposes of the special meeting, will be entitled to receive notice of and to participate at the special meeting.

Additional information about the special meeting is included in the definitive proxy statement filed by C&J with the SEC on February 13, 2015. Mailing of the proxy statement, together with the Notice of Special Meeting and proxy card, to C&J stockholders of record on the record date commenced on February 13, 2015.

The Company expects to complete the Pending Transaction promptly following approval by C&J stockholders at the special meeting, subject to the satisfaction of the other conditions set forth in the merger agreement relating to the Pending Transaction.

About C&J Energy Services, Inc.

We are an independent provider of premium hydraulic fracturing, coiled tubing, wireline, pumpdown and other complementary oilfield services with a focus on complex, technically demanding well completions. In addition to our suite of completion, stimulation and production enhancement services, we manufacture, repair and refurbish equipment and provide parts and supplies for third-party companies in the energy services industry, as well as to fulfill our internal needs. With the development of our strategic initiatives, we also provide specialty chemicals for completion and production services, including the fluids used in our hydraulic fracturing operations, as well as downhole tools and related directional drilling technology and data acquisition and control systems. These products are provided to third-party customers in the energy services industry and are also used in our operations and equipment. Headquartered in Houston, Texas, we operate in some of the most active basins in the United States. We also have an office in Dubai and are establishing an operational presence in key countries in the Middle East. For additional information about C&J Energy Services, please visit our website at www.cjenergy.com.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the merger, Red Lion, a subsidiary of Nabors, has filed with the SEC a registration statement on Form S-4, which includes a prospectus of Red Lion and a proxy statement of C&J. On February 13, 2015, the registration statement was declared effective by the SEC and C&J filed a definitive proxy statement with the SEC. The definitive proxy statement will be mailed to the stockholders of C&J as promptly as practicable. Nabors, Red Lion and C&J also plan to file other documents with the SEC regarding the merger. INVESTORS AND SECURITY HOLDERS OF C&J ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Red Lion and C&J, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Nabors and Red Lion will be available free of charge on Nabors’ internet website at www.nabors.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Nabors’ Investor Relations Department at 281-775-8038. Copies of the documents filed with the SEC by C&J will be available free of charge on C&J’s internet website at www.cjenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting C&J’s Investor Relations Department at 713-260-9986.

Participants in the Solicitation

C&J, its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of C&J in connection with the Pending Transaction. Information about the directors and executive officers of C&J is set forth in C&J’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 10, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the S-4 and will be contained in other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Investor Contacts

C&J Energy Services, Inc.

(713) 260-9986

investors@cjenergy.com

Okapi Partners LLC

Bruce Goldfarb / Charles Garske

212-297-0720

info@okapipartners.com

Media Contacts

Abernathy MacGregor

Tom Johnson or Luke Barrett – (212) 371-5999

Glen Orr – (713) 205-7770